FUTURE-FORWARD ENERGY



2025

for a dynamic world

2025 Annual Report



MGE ENERGY 2025 ANNUAL REPORT



Table of Contents

MGE Energy, Inc.

MGE Energy is an investor-owned public utility holding company headquartered in the state capital of Madison, Wis. MGE Energy is the parent company of Madison Gas and Electric Co. The utility provides natural gas and electric service in south-central and western Wisconsin. Assets total more than $3 billion. In 2025, revenue was approximately $744 million. See the Corporate Profile on the inside back cover.

FUTURE-FORWARD ENERGY

2025

for a dynamic world

About the Cover

Our dynamic world is more reliant than ever on safe, reliable and affordable energy, delivered by an evolving energy industry. New technologies offer new opportunities to serve customers more sustainably and reliably, and in ways that better meet their needs and preferences and that deliver value.

Your community energy company is delivering future-forward energy—an electric grid that is smart and sustainable, resilient and adaptable. MGE Energy's 2025 Annual Report highlights some of the ways in which the Company is moving forward to serve our dynamic world and to meet our shared goals.

MGE Energy (MGEE)

Year at a Glance
(Thousands, except per-share amounts and shares outstanding)

	2025	2024	Increase/ (Decrease)	% Change
Total Market Value *(Dec. 31)*	$ 2,877,671	$ 3,443,892	$ (566,221)	(16.4%)
Market Price Per Share *(Dec. 31)*	$ 78.75	$ 94.38	$ (15.63)	(16.6%)
Book Value Per Share	$ 35.69	$ 33.97	$ 1.72	5.1%
Average Shares Outstanding	36,533,843	36,210,100	323,743	0.9%
Shares Outstanding at Year-End	36,541,849	36,489,641	52,208	0.1%
Operating Revenues	$ 743,654	$ 676,944	$ 66,710	9.9%
Net Income	$ 135,889	$ 120,569	$ 15,320	12.7%
Basic and Diluted Earnings Per Share	$ 3.72	$ 3.33	$ 0.39	11.7%
Dividends Declared Per Share	$ 1.85	$ 1.76	$ 0.09	5.1%
Dividend Payout Ratio	49.7%	52.9%	(3.2%)	(6.0%)
Total Assets	$ 3,155,420	$ 2,827,959	$ 327,461	11.6%
Total Retail Electric Sales *(kWh)*	3,220,550	3,153,842	66,708	2.1%
Total Gas Deliveries *(therms)*	285,343	255,418	29,925	11.7%

For detailed financial information, see the 2025 MGE Energy Form 10-K.



Dividends Per Share/Earnings Per Share

7.4% CAGR*

*EPS Compound Annual Growth Rate



Historical Capital Expenditures (in millions)

TO OUR SHAREHOLDERS



Chairman, President and CEO Jeff Keebler at MGE's downtown Madison headquarters, where a major workplace experience renovation got underway in 2025 to update the Company's corporate office to better serve today's workforce.

From investing in sustainable generation and battery energy storage to building a more dynamic electric grid, to enhancing the customer experience and equipping our workforce for new challenges, your community energy company is prepared for the future. The theme of our 2025 Annual Report is future-forward energy.

Our utility subsidiary, Madison Gas and Electric (MGE), continues to transform how we serve our customers and communities for today and tomorrow. A future-forward electric grid is sustainable and smart, resilient and adaptable, prepared to meet the needs of all customers while embracing new technologies to optimize the grid for efficiency and customer value.

A dynamic grid for a dynamic world

"MGE Energy is investing to meet the needs of a dynamic world—a world more reliant than ever on dependable, affordable and sustainable energy. We are building a more resilient and adaptable grid as we evolve with energy technologies and the needs of those we serve."

Top-ranked for electric reliability, your community energy company is growing our use of renewable energy while maintaining our record of reliability. Based on an annual industry survey of more than 75 electric utilities nationwide, MGE has been highly ranked for reliable service for almost 20 years.

MGE remains committed to providing dependable power as we continue to transition our energy supply with more than 40 clean energy generation and battery energy storage projects announced in the last ten years. Plans for other cost-effective generation investment opportunities continue to be evaluated.

As customers electrify their vehicles and automate their homes with smart technologies, our multiyear grid modernization initiative is enabling a more resilient electric distribution grid. By replacing aging infrastructure and enhancing grid monitoring and control technology, we are able to better manage the impact of weather-related outages to reduce their frequency and duration.

Our teams also continue to work with customers to manage their energy use through our demand response programs, such as Charge Ahead for electric vehicles and, for smart thermostats, MGE Connect®, which will include smart water heaters. By partnering with customers to control their devices remotely, we can reduce peaks in energy use, helping to manage demand for generation resources and, in turn, the impact to long-term customer costs. An optimized, efficient and dynamic grid helps to maintain energy affordability.

Commitment to affordability

Affordable energy is a top priority for MGE. Managing costs to customers helps to ensure our communities continue to grow and to thrive. Throughout the past 10 years, customer rate increases have remained below the rate of inflation.

In 2025, MGE reached a comprehensive, collaborative agreement with every intervenor party in its rate case. Among other things, the agreement established new annual funding for the next two years to support programs assisting low- to moderate-income customers, reinforcing MGE's long-standing commitment to helping manage energy affordability.

An MGE residential electric customer bill as a percentage of wallet at 1.46% is below the Wisconsin utility peer average of 1.59%. MGE's affordability as a percentage of customer wallet has improved 20% since 2014.

With the potential for new large-load customers, including technology-focused operations, the Company is committed to working with State regulators to establish rate structures that protect existing customers, support economic development, and preserve long-term financial stability and shareholder value. With MGE's favorable location, strong regional transmission access, and proximity to major economic and research institutions, your community energy company continues to see interest from large prospective customers.

An evolving energy supply

Growing our use of carbon-free energy generation is one of the ways in which we continue to work toward net-zero carbon electricity. In 2025, a number of new generation projects began serving MGE electric customers. These investments in cost-effective renewable generation continue to help fuel the Company's asset growth.



In June, Wisconsin's first large-scale battery energy storage project came online. MGE owns 10% of the 200-MW solar array and the 110-MW battery storage system at the Paris Solar-Battery Park in Kenosha County. The batteries store renewable energy that can be dispatched when needed to maintain grid stability.

In January, MGE's 6-megawatt (MW) Strix Solar project became operational. A third of the Fitchburg facility serves MGE's new community solar program, Shared Solar - Strix. The remaining 4 MW of solar capacity serve all MGE electric customers with local solar.

In March, the 250-MW Darien Solar project in Rock and Walworth counties became operational. MGE owns 25 MW of solar capacity from the Darien project. MGE will own 7.5 MW of battery energy storage from the facility when the battery energy storage system comes online in 2026.

Wisconsin's first large-scale battery storage project came online in June. MGE owns 20 MW of solar capacity and 11 MW of battery storage at the Paris Solar-Battery Park in Kenosha. The addition of battery storage further enhances electric system reliability as MGE transitions to greater use of renewable generation.

MGE also plans to invest in additional natural gas-fired generation to ensure continued reliability. In February 2026, MGE entered an agreement to purchase one-third of the existing natural-gas fired RockGen Energy Center. If the purchase is approved by State regulators, the transaction is expected to close in late 2027.

Asset Growth (in millions)



$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
2020
2021
2022
2023
2024
2025

Projected Capital Expenditures (in millions)



$600
$500
$400
$300
$200
$100
0
2026
2027
2028
2029
2030

Natural gas plants help enable the Company's clean energy transition by adding balance to the electric system. Natural gas generation complements intermittent renewable energy because it can be dispatched quickly and at times when it is more challenging for wind or solar generation, such as during periods of extreme cold weather. This makes natural gas a reliable and cost-effective option to serve customers reliably.

Significant capital investment

MGE's strong credit quality helps to enable the Company's significant capital investment to ensure we are future-forward in our service to our customers. MGE maintains the highest credit ratings of any investor-owned combination utility in the nation from Standard & Poor's (S&P) and Moody's.

MGE Top Credit Quality

S&P	Corporate Credit: AA- Outlook: Stable
Moody's	Secured: Aa2 Unsecured: A1 Outlook: Stable

With approximately $1.5 billion in investment in clean energy expected from 2015 through 2030, renewables and battery storage will play a significant role in helping to advance our goal of net-zero carbon electricity. In the last 10 years, MGE Energy has grown its asset base from approximately $1.7 billion to about $3 billion, resulting in a compound annual growth rate in assets of 5.7%.

Earnings growth

In 2025, we reported GAAP (Generally Accepted Accounting Principles) earnings of $3.72 per share, compared to $3.33 per share in 2024. Earnings for 2025 were positively impacted by an increase in electric investments included in rate base, including the Darien Solar project and the Paris battery energy storage system. Gas net income exhibited steady performance, with minimal variation compared to 2024.

Investment gains from venture capital funds also drove higher nonutility earnings in 2025. These investments support early-stage companies working to advance smart technologies, the customer experience, distributed energy resources, electrification, cybersecurity and other priorities such as greater sustainability.

A dividend milestone

In 2025, the board increased the dividend for the 50th consecutive year, reaching a milestone achieved by only a select number of companies. The board increased the annualized dividend rate by 5.6% to $1.90 per share. In the last five years, shareholders have seen a compound annual growth rate in dividends of 5%.

MGE Energy has paid dividends for more than 110 years. No other Wisconsin utility or utility holding company matches our history of dividend increases. The financial publisher Mergent consistently recognizes MGE Energy as a "Dividend Achiever" for our record of dividend growth.

Innovative energy solutions

Achieving net-zero carbon electricity will require innovative energy solutions. The Columbia Energy Storage Project, the first long-duration energy storage system of its kind to be developed in the United States, received approval from State regulators in June.



A future-forward electric grid is safe, reliable, adaptable and resilient. In the fall, MGE installed 7-MW batteries at three different locations across its distribution system. These batteries provide enhanced reliability and stability on our community grid from various points on the system.

The project between the co-owners of the Columbia Energy Center is designed to improve grid stability. It is expected to deliver enough electricity to power approximately 18,000 homes for 10 hours on a single charge. MGE will own about 3 MW of storage capacity from the 18-MW project.

The project will be built near the existing Columbia Energy Center. Construction is expected to begin in 2026 and be completed by the end of 2027.

Locally, MGE has invested in battery energy storage capacity on its distribution grid. In the fall of 2025, MGE installed more than 20 MW of battery storage in the Madison area. This local battery capacity will store energy that can be dispatched at night, in the early morning or whenever needed to maintain reliability—both to manage the grid with greater use of variable renewable generation resources and to meet peak demand periods.

Our community at work

Central to our success is the attraction and retention of a talented workforce. In 2025, our corporate office renovation project began to modernize our General Office Facility (GOF). The GOF, which broke ground in 1981, houses roughly half of MGE's more than 700 employees.

The renovation is designed to enhance the physical space to better meet the needs of our employees and to facilitate the work that they do. With better circulation of air and foot traffic, more natural light, and added multiuse and collaboration spaces, MGE is working in multiple ways to become your community energy company for the future. Investment in a modern workplace and in employee engagement is part of how we continue working toward our goals.

With a commitment to safety and reliability, to meaningful employee and community engagement, and to sound governance and consistent performance, MGE Energy is prepared to deliver future-forward energy for our dynamic world.

Jeffrey M. Keebler
Chairman, President and
Chief Executive Officer



Children's Zoo
Radio Flyer

In September, MGE hosted an evening at Madison's Henry Vilas Zoo for all employees and their families. The event is one of a number of new opportunities for employees to connect with coworkers and continue building our community at work.



With a commitment to safety excellence and to continuous improvement, our teams continue to identify new ways to connect with our communities around safety. In late September, MGE representatives helped to coordinate a grain dryer safety training in Vernon County with local farmers and emergency personnel.

FUTURE-FORWARD ENERGY for a dynamic world 2025







Dozens of sheep graze during the growing season at MGE's Tyto Solar in Fitchburg. A form of agrivoltaics, solar grazing keeps the grasses and brush from shading the panels in a sustainable way.

Increasing our use of carbon-free energy

Nestled at the edge of farmland and budding housing developments, MGE's Strix Solar quietly feeds cost-effective, carbon-free energy to the Company's distribution grid. Located just south of Madison in Fitchburg, the 6-megawatt (MW) Strix Solar facility came online in early 2025. One-third of the project serves MGE's new community solar program, Shared Solar - Strix.

Shared Solar is an optional community solar program for MGE electric customers who want to further reduce their environmental footprint as the Company works toward net-zero carbon electricity. Participants may subscribe to receive up to half of their annual electricity use through the program. Shared Solar is an easy, affordable option for customers who share the Company's commitment to sustainable energy.

In 2026, MGE launched a new community solar option for large business customers. This program, which will be served by local solar facilities, will help meet the needs and sustainability goals of MGE's business customers by providing affordable renewable energy and supporting the growth of locally generated clean energy.

> "The success of our solar grazing partnership has allowed us to expand it to other facilities. The practice is sustainable and cost-effective, enhances the land use and boosts biodiversity at those sites. The grazing helps control invasive plants and fosters habitat creation for pollinators and other wildlife."
>
> John Armstrong, MGE Manager Renewable Engineering - Energy Production

Growing healthy ecosystems

In the warmer months, passersby may spot a flock of sheep munching on grasses under the facility's solar panels—a scene representative of a partnership through which farming and renewable energy generation work together.

After introducing sheep at its 6-MW Tyto Solar facility in Fitchburg in 2024, MGE expanded its use of "solar grazing." The sheep began grazing in 2025 at two other MGE solar facilities—Strix Solar and MGE's 8-MW Hermsdorf Solar Fields in Madison. The grazing sheep help control ground cover during the growing season, maintaining grass and brush while preventing vegetation from shading the solar panels. The practice also avoids the use of fossil fuels for mowing.

"This partnership is a win-win—the sheep manage the ground cover to keep the grasses below the panels, which helps to keep the panels operating efficiently, and the sheep contribute to the biodiversity of these sites," says John Armstrong, MGE Manager Renewable Engineering – Energy Production.

MGE's solar projects contribute in other ways to advancing healthy ecosystems in the Company's service area. Native plantings at solar sites, including MGE's 22-MW O'Brien Solar Fields, support pollinators such as monarch butterflies, birds and other species. MGE has been increasing its pollinator-friendly habitat at its solar facilities.

In 2025, MGE applied to join the voluntary Monarch Candidate Conservation Agreement with Assurances. The agreement, through the U.S. Fish and Wildlife Service, is designed to increase monarch habitat throughout their migratory range using transportation and utility properties to plant monarch-friendly milkweed and flowering plants. The agreement allows utilities flexibility for further growth and protection against future monarch regulatory obligations in exchange for agreeing to maintain, improve and create habitat in support of monarchs and other pollinators.



In August, MGE and the Madison Metropolitan Sewerage District hosted an open house to give neighbors and other stakeholders an opportunity to learn and ask questions about the planned Nine Springs Solar project.

Partnerships continue to play an important role in advancing shared sustainability goals. In July, MGE and the Madison Metropolitan Sewerage District (District), the region's wastewater utility serving 24 Madison-area customer communities, announced plans to partner on a 7.5-MW solar array called Nine Springs Solar.

The partnership benefits the community with more than local clean energy. The land surrounding Nine Springs Solar will be maintained with a perennial cover, with the opportunity for harvesting. Maintaining perennial cover helps to preserve farmland and serves to benefit water quality by keeping phosphorus in the soil.

"As a significant energy user, this project allows us to be a part of the solution," says Eric Dundee, District Executive Director.

MGE will build, own and operate the array and lease the land from the District, with the project expected to become operational in 2027.

Engaging our customers with energy resources and programs

Closer to the city's center, MGE's yearslong partnership with the residential community known as Bayview is helping to advance a more sustainable energy future through energy efficiency. Originally built in 1971, the Bayview complex offers residents affordable housing, essential support services and arts programming.



The recently redeveloped Bayview affordable housing complex in Madison was built sustainably with support from the MGE Foundation. MGE continues to partner with Bayview around energy education for residents.

The MGE Foundation contributed in support of the redevelopment of the more than 50-year-old complex, partnering with others to facilitate energy-efficient design and offering technical support and expertise. The massive, three-year construction project by the nonprofit Bayview Foundation resulted in vibrant and sustainably-built residences and community center.

In August, MGE residential energy engineers Laura Paprocki and Leah Samson visited Bayview's new community center to host an energy workshop for residents. Paprocki and Samson provided energy-saving tips, including recommended thermostat settings and information on how to properly ventilate your space for optimal comfort and air quality. They also discussed heating and cooling and other household appliances in Bayview households, offering tailored and simple, low-cost solutions to manage energy use and costs.

As MGE decarbonizes its electric generation with greater use of renewable energy, the role of energy efficiency, conservation and demand-side management—how and when customers use energy—becomes more powerful in reducing emissions. Programs such as MGE Connect® allow MGE to partner with customers to manage demand on the grid.

Through MGE Connect, minor temperature adjustments are made to customers' smart thermostats to shift energy use from periods of high demand. Peak demand can occur, for example, during stretches of hot, humid weather when air conditioners run in a majority of homes and businesses.

In 2025, nearly 7,000 households and small businesses participated in the demand response program. Their collective participation allowed MGE to shift enough energy use to power more than 20,000 homes during the season's peak demand periods. Programs like MGE Connect help manage the grid for optimal efficiency, which helps to manage long-term costs to customers.

MGE continues to grow participation in MGE Connect, which is expanding to other devices. MGE plans to add a new smart water heater option in 2026.

Driving innovation for deep decarbonization

Another way MGE works with customers to manage electricity demand is behind the wheel—or rather, behind the charger—as the number of electric vehicles (EVs) on the road continues to grow. The electrification of transportation, the largest source of direct greenhouse gas emissions in the United States, is a key strategy for deep decarbonization.

Demand for electricity to charge EVs can be unpredictable. Customers charge at their convenience. MGE's managed charging program, Charge Ahead, allows the company to remotely control vehicle charging to better align with the needs of the electric grid.

The ability to shift EV charging to lower-cost times and to periods when renewable energy generation is most productive helps MGE prepare for more demand from customers charging their EVs. Demand response programs like Charge Ahead benefit all MGE



MGE hosts the annual Madison EV Expo on the Capitol Square, partnering with electric vehicle drivers and local dealerships to engage customers directly and to showcase the benefits of driving electric.

customers by reducing the need for electric system upgrades and new generation facilities long term.

As your community energy company, MGE works with customers in several ways to help facilitate the growth of EVs and EV charging. The company helps educate customers, businesses and the community at-large about the benefits of driving electric. MGE's EV experts engage customers directly at community events.

One such example is the Madison EV Expo, hosted by MGE. The annual event on the Capitol Square in downtown Madison features a variety of vehicles on display from area dealerships and from local EV owners. From sports cars to sedans to full-size trucks, attendees get a close-up look at various makes and models while learning from people who own, drive or sell EVs.

"Few events offer the kind of opportunity to see all types of EVs, talk with the people who drive or sell them and learn about charging at home or on the go from MGE experts," says MGE Senior Community Services Manager

Dave Benforado, who helps to coordinate the expo.

Increasing consumer interest in EVs is one part of the equation when it comes to electrifying transportation. Ensuring EV drivers have easy access to charge their vehicles is another.

Studies show that about 80% of EV charging happens at home. This can be a challenge for drivers without garages or dedicated parking. To help reduce this potential barrier to EV adoption, MGE is working to expand access to charging—at home, at work and on the go.

Beyond its pole-mounted charging stations and downtown Madison charging hub, MGE also works with residential and business customers as well as local communities to facilitate charging throughout its service territory.

With a commitment to "creating long-term sustainability," MGE business customer Summit Credit Union is helping to advance green transportation with the addition of EV charging stations at two of its branch locations. People can use

the chargers while banking and visiting Summit.

"When MGE approached us, seeking a partner to expand access to public charging, we saw this as an exciting, natural fit. Sustainability partnerships help advance our commitment to preserving our community's natural resources," says Kim Sponem, President and CEO of Summit Credit Union.

In 2025, MGE received regulatory approval for its Commercial EV Charging Allowance (CEVCA) program. This new pilot will help commercial customers interested in installing EV charging infrastructure at their sites by providing an allowance to reduce the up-front costs. And, because the additional load or energy usage created through increased EV adoption will expand the base through which utility costs are spread, programs like CEVCA benefit all MGE customers.



Summit Credit Union President and CEO Kim Sponem (right) says working with MGE to install EV charging to serve members was a natural fit. Sponem is pictured with MGE Vice President - People and Community Engagement Melissa Garner, who oversees MGE's Business Customer Relations team, which works with customers like Summit to advance EV charging.

CORPORATE LEADERSHIP

Directors of MGE Energy and MGE



Patricia K. Ackerman
Retired Senior Vice President, Investor Relations, Corporate Responsibility and Sustainability and Treasurer at A.O. Smith
Age 65
Director since 2024



Marcia M. Anderson
Retired Clerk of Court of U.S. Bankruptcy Court - Western District of Wis., retired Major General in the U.S. Army, owner of Elan Solutions, LLC, a consulting company
Age 68
Director since 2018



James G. Berbee
Former Chairman and CEO of Berbee Information Networks Corp., licensed physician, co-founder and chairman of WiscMed, LLC
Age 62
Director since 2018



Londa J. Dewey
Chief Executive Officer of QTI Management Services, Inc., a human resources and staffing company
Age 65
Director since 2008



Jeffrey M. Keebler
Chairman, President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Co.
Age 54
Director since 2017



Daniel J. Kelly
Retired Chief Underwriting Officer and former Chief Financial Officer at American Family Insurance, CPA
Age 63
Director since 2024



James L. Possin
Certified Public Accountant, former partner at Grant Thornton LLP
Age 74
Director since 2009



Angela S. Rieger
Retired Executive Vice President, Chief Transformation Officer at Lands' End, board member of Thrivent, American Family Children's Hospital Development Partners Advisory Board
Age 58
Director since 2024



Gary J. Wolter
Former Chairman, President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Co.
Age 71
Director since 2000



Noble L. Wray
Retired Chief of Police, City of Madison Police Department, Governor's Pardon Advisory Board member
Age 65
Director since 2021

For detailed information on board members, see the MGE Energy Proxy Statement.













Officers of MGE Energy and MGE

Jeffrey M. Keebler[1]
Chairman, President and Chief Executive Officer
Age 54
Service since 1995

Cari Anne Renlund[1]
Vice President - General Counsel and Secretary
Age 52
Service since 2015

Jared J. Bushek[1]
Vice President - Chief Financial Officer and Treasurer
Age 45
Service since 2010

Melissa T. Garner
Vice President - People and Community Engagement
Age 44
Service since 2013

John A. Jicha
Vice President - Energy Supply and Assistant Treasurer
Age 52
Service since 2005

James J. Lorenz
Vice President - Energy Operations
Age 59
Service since 1987

Scott R. Smith
Vice President - Business and Regulatory Strategy
Age 54
Service since 2017

Jenny L. Lagerwall[1]
Assistant Vice President - Accounting and Controller
Age 42
Service since 2009

John T. Robson
Assistant Vice President - Energy Engineering and Production
Age 57
Service since 1992

Bart A. Schley
Assistant Vice President - Field Operations
Age 54
Service since 1996

Bryan R. Sullivan
Assistant Vice President - Chief Information Officer
Age 53
Service since 2018

Ted L. Wadzinski
Assistant Vice President - Gas Operations, Measurement and Operations Support
Age 61
Service since 2011

1. Officers of MGE Energy and MGE. All others are MGE officers.

SHAREHOLDER INFORMATION

2026 Annual Shareholder Meeting
Tuesday, May 19, 2026
Please see the Proxy Statement for annual meeting information.

Stock Listing
- MGE Energy common stock trades on the Nasdaq Stock Market®
- Stock symbol: MGEE
- Listed in newspaper stock tables as MGE

Shareholder Account Information
Please notify Computershare promptly if:
- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changed.

Online Account Access
MGE Energy's transfer agent, Computershare, provides registered shareholders with secure online account access. Shareholders may view share balances, manage their portfolio, access tax forms, update personal information and more.

Visit **computershare.com/mgee** for more information.

To contact Computershare by mail:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
PO Box 43078
Providence RI 02940-3078

For overnight delivery:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton MA 02021

By email:
web.queries@computershare.com

By phone:
Toll-free: (800) 356-6423

MGE Energy Shareholder Services
Madison-based staff are available to assist shareholders at our corporate headquarters by appointment between the hours of 9:00 a.m. and 4:00 p.m. (CT) Monday through Friday. We are located at 623 Railroad St. in Madison, Wis. To make an appointment, please email Shareholder Services at investor@mgeenergy.com.

2026 Expected Record and Dividend Payment Dates

MGEE Common Stock

Record Dates	Payment Dates
March 1	March 15
June 1	June 15
Sept. 1	Sept. 15
Dec. 1	Dec. 15

Direct Stock Purchase and Dividend Reinvestment Plan
The Direct Stock Purchase and Dividend Reinvestment Plan provides a low-cost alternative to traditional retail brokerage methods of purchasing, holding and selling MGE Energy, Inc., Common Stock.

Visit **computershare.com/mgee** to review the Prospectus and to enroll, or contact Computershare to request an enrollment package. This is not an offer to sell or a solicitation to buy any securities. Any stock offering will be made by Prospectus only.

Materials Available
More financial information is available upon request or on our website, **mgeenergy.com**, including the Direct Stock Purchase and Dividend Reinvestment Plan.

Sign Up For Electronic Delivery
You may choose to receive email alerts when annual meeting invitations, proxy materials, the annual report and newsletters are available on our website. Shareholders can sign up by visiting **mgeenergy.com/paperless**.

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

Corporate Responsibility
MGE Energy is committed to being a responsible corporate citizen in meeting the needs and interests of our customers, shareholders and community.

Our board provides oversight with respect to the Company's long-term strategic plans and business initiatives; environmental and sustainability performance; enterprise-wide risk assessment and management; major capital projects and investments, new technologies and industry changes; and fiscal and budget matters. Visit **mgeenergy.com/corpgov** for more information.

MGE Energy Online
Visit **mgeenergy.com** for more information about MGE Energy.

CORPORATE PROFILE



MGE ENERGY
Madison Gas and Electric Company
MGE Transco Investment, LLC
MGEE Transco, LLC
MGE Power, LLC
MAGAEL, LLC
Central Wisconsin Development Corporation
MGE Services, LLC
MGE Power West Campus, LLC
MGE Power Elm Road, LLC
North Mendota Energy & Technology Park, LLC

MGE Energy, Inc.
MGE Energy is the parent company of Madison Gas and Electric Co. (MGE) and its divisions, which serve natural gas and electric customers in south-central and western Wisconsin.

MGE Transco Investment, LLC, holds an ownership interest in ATC, LLC, which invests in transmission assets, primarily within Wisconsin.

MGEE Transco, LLC, holds an ownership interest in ATC Holdco, which invests in transmission assets outside ATC, LLC, service territory.

MGE Power, LLC, owns assets in the West Campus Cogeneration Facility at Madison, Wis., and the Elm Road Generating Station at Oak Creek, Wis.

MAGAEL, LLC, holds title to properties acquired for future utility plant expansion.

Central Wisconsin Development Corp. promotes business growth in MGE's service area.

North Mendota Energy & Technology Park, LLC, owns property and serves as the development entity for the property.

MGE Services, LLC, provides construction and other services.

Learn more at mgeenergy.com.

MGE Electric Services
Generation and Distribution
Customers: 170,000
Population: 376,000
Area: 264 square miles

Communities served: Cross Plains, Fitchburg, Madison, Maple Bluff, McFarland, Middleton, Monona and Shorewood Hills

Generating facilities: Badger Hollow Solar Farm in Iowa County, Blount Generating Station at Madison, Columbia Energy Center at Portage, Darien Solar Energy Center in Rock and Walworth counties, Elm Road Generating Station at Oak Creek, Forward Energy Center wind farm in Dodge and Fond du Lac counties, natural gas combustion turbine at Marinette, Paris Solar-Battery Park in Kenosha County, Red Barn Wind Farm in Grant County, Renewable Energy Rider solar (including Dane County Airport Solar, Hermsdorf Solar Fields, Morey Field Solar and O'Brien Solar Fields), Rosiere Wind Farm in Kewaunee County, Saratoga Wind Farm in northeast Iowa, Shared Solar at Middleton, solar units and combustion turbines in the Madison area, Strix Solar at Fitchburg, Top of Iowa Wind Farm in north-central Iowa, Two Creeks Solar in Manitowoc County, Tyto Solar at Fitchburg, West Campus Cogeneration Facility at Madison and West Riverside Energy Center at Beloit

MGE Natural Gas Services
Purchase and Distribution
Customers: 180,000
Population: 520,000
Area: 1,722 square miles

Counties served: Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon



Wisconsin
MGE Combustion Turbine
Rosiere Wind Farm
Two Creeks Solar
Forward Energy Center
Columbia Plant
Elm Road Plant
West Riverside Energy Center
Paris Solar-Battery Park
Darien Solar
Saratoga Wind Farm
Viroqua
Elroy
Top of Iowa Wind Farm
Minnesota
Iowa
Red Barn Wind Farm
Prairie du Chien
Badger Hollow Solar Farm
MGE Gas/Electric Service
MGE Gas Service
Madison Area
Blount Generating Station
Combustion turbines
Renewable Energy Rider solar
Shared Solar
Strix Solar
Tyto Solar
West Campus Cogeneration

Learn more at mge.com.

YOUR COMMUNITY ENERGY COMPANY

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MGE ENERGY®

P.O. Box 1231
Madison, WI 53701-1231

MGE is committed to environmental stewardship. This report is printed on recycled paper.